EXHIBIT 99.4

For the purposes of Exhibit 99.4, the reference to the "Corporation" shall mean to Gildan Activewear Inc.

Statement of Corporate Governance Practices

The Board of Directors considers first-class corporate governance practices to be an important factor in the overall success of the Corporation. Under the rules of the Canadian securities regulators, the Corporation is required to disclose information relating to its system of corporate governance with reference to certain corporate governance standards adopted by the Canadian Securities Administrators ("CSA") (the "CSA Standards").

In the last few years, the Corporation has undertaken a comprehensive review of its corporate governance practices in order to best comply with and exceed the corporate governance requirements of Canadian securities regulators as well as the NYSE Corporate Governance Standards, the Sarbanes-Oxley Act of 2002 and other applicable U.S. securities legislation. For example, the Board recently updated the Corporation's Insider Trading Policy to include a prohibition against monetizing transactions and other hedging procedures by all insiders of the Corporation, including directors, that would reduce the exposure related to such insiders' equity holdings. The Corporation's disclosure addressing each of the CSA Standards is set out in Schedule "A" of the Corporation's Notice of Annual Meeting of Shareholders and Management Proxy Circular dated as of December 16, 2008.